FORM N-18F-1


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549



          NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
             UNDER THE INVESTMENT COMPANY ACT OF 1940


                       KEMPER HORIZON FUND
                     Exact Name of Registrant

                     NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.

                            SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Chicago and the State of Illinois on 7th day of December, 1995.

                                   KEMPER HORIZON FUND


                               By: /S/ John E. Peters
                                  ______________________________
                                  John E. Peters, Vice President


Attest: /S/Philip J. Collora
       _____________________
       Philip J. Collora
       Secretary